UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments

Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Neiman Marcus Group, Inc.

(Name of Issuer)

Class B Common Stock, $0.01 par value

(Title of Class of Securities)

640204 30 1

(CUSIP Number)

Richard A. Smith

C/o Smith Management Company Trust

1280 Boylston Street

Chestnut Hill, Massachusetts 02467

(617) 278-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 2 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard A. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 244,206 8 SHARED VOTING POWER 2,916,886 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 3,161,092

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,161,092
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 3 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy L. Marks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 717,880 8 SHARED VOTING POWER 2,235,729 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,953,609

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,953,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 4 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Susan F. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 448,558 8 SHARED VOTING POWER 165,189 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 613,747

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 613,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 5 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amy Smith Berylson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 174,418 8 SHARED VOTING POWER 208,696 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 383,114

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,114
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 6 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert A. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 144,463 8 SHARED VOTING POWER 223,714 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 368,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 7 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Debra Smith Knez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 156,056 8 SHARED VOTING POWER 187,889 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 343,945

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 343,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 8 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey R. Lurie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 164,683 8 SHARED VOTING POWER 34,205 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 198,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 9 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cathy J. Lurie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 13,039 8 SHARED VOTING POWER 406,395 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 419,434

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 10 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John G. Berylson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 96 8 SHARED VOTING POWER 210,971 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 211,067

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,067
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 11 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dana A. Weiss (aka Dana Weiss Smith)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 169,849 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 169,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,849
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 12 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian J. Knez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,287 8 SHARED VOTING POWER 131,597 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 136,884

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 13 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jennifer L. Berylson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 6,685 8 SHARED VOTING POWER 15,500 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 22,185

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,185
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 14 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark D. Balk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,052,663 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,052,663

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 15 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darline M. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 192,832 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 192,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 16 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Smith Management Company Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 189,770 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 189,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 17 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marian Realty Company Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 86,991 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 86,991

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 18 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard and Susan Smith Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 4,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 4,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 0.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 19 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard and Susan Smith 1990 Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 6,500 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 6,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 0.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 20 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy Lurie Marks Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 31,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 31,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 21 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C.J.L. Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 7,809 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 7,809

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 0.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 22 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amy Smith and John G. Berylson Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 15,500 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 15,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 0.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 23 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert and Dana Smith Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 31,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 31,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 24 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 10,388 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 10,388

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 0.1%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 640204 30 1	Page 25 of 34

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Knez Family Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCES OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 31,000 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 31,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

This Statement on Schedule 13D, as amended by this Amendment No. 1 (this “Statement”), amends and supplements the Statement on Schedule 13D dated October 22, 1999.

Item 1. Security and Issuer.

The class of equity securities to which this Statement relates is the Class B Common Stock, par value $.01 per share (the “Class B Common Stock”), of The Neiman Marcus Group, Inc. (the “Company”), a Delaware corporation. The principal executive offices of the Company are located at One Marcus Square, 1618 Main Street, Dallas, Texas 75201.

Item 2. Identity and Background.

This Statement is filed by a group consisting of: Richard A. Smith and his wife, Susan F. Smith; Nancy L. Marks (the sister of Richard A. Smith); the children of Richard A. Smith and Susan F. Smith, namely Amy Smith Berylson, Robert A. Smith and Debra Smith Knez and their spouses, John G. Berylson, Dana A. Weiss and Brian J. Knez; one of the children of Amy Smith Berylson and John G. Berylson, namely Jennifer L. Berylson; two of the children of Nancy L. Marks, namely Cathy J. Lurie and Jeffrey R. Lurie; Mark D. Balk and Darline M. Lewis, who are family attorneys and trustees of family trusts and foundations; two family business trusts, Smith Management Company Trust and Marian Realty Company Trust; and eight family charitable trusts, Richard and Susan Smith Family Foundation, Richard and Susan Smith 1990 Charitable Trust, Nancy Lurie Marks Family Foundation, C.J.L. Charitable Foundation, Amy Smith and John G. Berylson Charitable Foundation, Robert and Dana Smith Charitable Foundation, Knez Family Charitable Foundation and A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68 (collectively the “Smith Family Group”).

Richard A. Smith’s business address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Mr. Smith is Chairman of the Board of Directors of the Company. The address for Susan F. Smith, Nancy L. Marks, Amy Smith Berylson, John G. Berylson, Robert A. Smith, Dana A. Weiss, Debra Smith Knez, Brian J. Knez, Cathy J. Lurie and Jeffrey R. Lurie is c/o Richard A. Smith, Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Robert A. Smith is Vice Chairman of the Company and is Managing Partner of Castanea Partners, Inc. Brian J. Knez is Vice Chairman of the Company and is Managing Partner of Castanea Partners, Inc. Jeffrey R. Lurie is the Chairman and Chief Executive Officer of Philadelphia Eagles, Inc., the General Partner of Philadelphia Eagles Limited Partnership, a National Football League franchise. John G. Berylson is Chairman and Chief Executive Officer of Chestnut Hill Ventures LLC, which manages a pool of investment assets. Mark D. Balk and Darline M. Lewis are attorneys with the firm of Goulston & Storrs. Their address is c/o Goulston & Storrs, 400 Atlantic Avenue, Boston, Massachusetts 02110.

Smith Management Company Trust is a Massachusetts Business Trust whose principal assets are securities of the Company and other investment assets. Its principal business and office address is 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Marian Realty Company Trust is a Massachusetts Business Trust whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467.

Richard and Susan Smith Family Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Richard and Susan Smith 1990 Charitable Trust is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Nancy Lurie Marks Family Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is 1244 Boylston Street, Chestnut Hill, Massachusetts 02467. C.J.L. Charitable Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Amy Smith and John G. Berylson Charitable Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Robert and Dana Smith Charitable Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. Knez Family Charitable Foundation is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467. A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68 is a charitable trust formed under the laws of the Commonwealth of Massachusetts whose principal assets are securities of the Company and other investment assets. Its principal business and office address is c/o Smith Management Company Trust, 1280 Boylston Street, Chestnut Hill, Massachusetts 02467.

During the five years prior to the date hereof, none of the individuals, charitable trusts or business trusts listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the individuals listed above are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of the Transaction.

The Company entered into an Agreement and Plan of Merger, dated as of May 1, 2005 (the “Merger Agreement”), with Newton Acquisition, Inc. (“Parent”) and Newton Acquisition Merger Sub, Inc. (“Merger Sub”). Parent and Merger Sub are entities indirectly owned by an investment group consisting of Texas Pacific Group and Warburg Pincus. The Merger Agreement contemplates that Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of the Company and each outstanding share of Class B Common Stock will be converted in the Merger into the right to receive $100 per share in cash, without interest.

In connection with the execution of the Merger Agreement, the Smith Family Group entered into a Stockholder Agreement, dated as of May 1, 2005 (the “Stockholder Agreement”), with Parent and Merger Sub with respect to (i) 16,471 shares of Class A Common Stock and 6,038,586 shares of Class B Common Stock, collectively representing all of the Common Stock beneficially owned by the Smith Family Group as of the date of the Stockholder Agreement, and (ii) any Class A Common Stock, Class B Common Stock or Class C Common Stock, par value $0.01 per share, of the Company acquired by members of the Smith Family Group after the date of the Stockholder Agreement (collectively, the “Covered Shares”). The following is a summary of the Stockholder Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference. The following description of the Stockholder Agreement is qualified in its entirety by reference to the full text of the Stockholder Agreement.

Subject to the terms and conditions of the Stockholder Agreement, each member of the Smith Family Group has agreed to vote all of the Covered Shares that such member is entitled to vote (a) to approve and adopt the Merger and the Merger Agreement and (b) against (i) any Acquisition Proposal (as defined in the Merger Agreement), (ii) any extraordinary dividend or distribution by the Company or any of its subsidiaries, (iii) any change in the capital structure of the Company or any of its subsidiaries (other than pursuant to the Merger Agreement) and (iv) any other action that would reasonably be expected to, in any material respect, prevent, impede, interfere with, delay, postpone, frustrate the purposes of or attempt to discourage the transactions contemplated by the Merger Agreement. In addition, each member of the Smith Family Group agreed that any agreements among such members or any of them which could be construed to limit their respective rights to enter into or perform under the Stockholder Agreement would be amended to the full extent necessary to assure that entering into and performing under the Stockholder Agreement would be permitted under each such agreement without breach of such agreement.

Each member of the Smith Family Group irrevocably and unconditionally granted a proxy appointing Parent as such member’s attorney-in-fact and proxy to vote the Covered Shares as described above.

Each member of the Smith Family Group also agreed not to, without the prior written consent of Parent or Merger Sub, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares in a manner inconsistent with the terms of the Stockholder Agreement, (ii) voluntarily take any action that would or is reasonably likely to (A) make any representation or warranty contained therein untrue or incorrect in any material respect or (B) have the effect in any material respect of preventing such member from performing its obligations under the Stockholder Agreement or (iii) voluntarily sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Covered Shares during the term of the Stockholder Agreement except for transfers (A) to any person or entity who is subject to the Stockholder Agreement or who becomes bound thereby by operation of law or by becoming party to the Stockholder Agreement or (B) to charitable organizations, provided such shares constitute, in the aggregate (including all shares so transferred to charitable organizations by all members of the Smith Family Group from May 1, 2005), not more than 250,000 shares of Class A Common Stock or Class B Common Stock (the “Cap”). Any shares transferred to any charitable organization on the terms and conditions of clause (iii)(A) above will not be counted toward the Cap.

Each member of the Smith Family Group has agreed to not, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each member of the Smith Family Group has also agreed to promptly notify Parent and Merger Sub after receipt of an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and to advise Merger Sub of the status and material details of any such Acquisition Proposal or request. Each member of the Smith Family Group has further agreed not to exercise any rights to demand appraisal of any Covered Shares in connection with the Merger.

The Stockholder Agreement will terminate upon the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms.

The Smith Family Group is the beneficial owner of, and the number of shares as of May 1, 2005 subject to the Stockholder Agreement is, 16,471 shares of Class A Common Stock and 6,038,586 shares of Class B Common Stock, representing in the aggregate approximately 12.4% of the outstanding shares of the Company.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Class B Common Stock beneficially owned by the Smith Family Group and each member thereof is set forth in the attached Table 5(a). The percentages have been calculated using 19,422,379 shares, which represents the total number of shares of Class B Common Stock outstanding as of April 28, 2005 (as disclosed in the Merger Agreement).

Pursuant to Rule 13d-5, the Smith Family Group is deemed to have beneficial ownership, for purposes of Section 13(d), of all equity securities of the Company beneficially owned by any member of the Smith Family Group. The total number of shares of Class B Common Stock held by or for the benefit of the Smith Family Group, as to which the Smith Family Group is deemed to be the beneficial owner, is 6,038,586 shares, which represents approximately 31.1% of the outstanding shares of Class B Common Stock and approximately 12.3% of the total voting power (other than in an election of directors) of the Company.

In addition, certain members of the Smith Family Group beneficially own an aggregate of 16,471 shares of Class A Common Stock, which represents less than 1% of the 29,525,199 outstanding shares of Class A Common Stock as of April 28, 2005 (as disclosed in the Merger Agreement).

(b) Table 5(b) attached hereto sets forth the required information with respect to voting power and investment power.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for (a) the Stockholder Agreement, (b) the Smith-Lurie/Marks Family Stockholders’ Agreement re The Neiman Marcus Group, Inc., dated September 1, 1999 (c) various Smith family trusts and foundations which own securities of the Company and which have been included in the beneficial ownership figures under Item 5, and (d) attorney-client relationships between Goulston & Storrs, P.C., the law firm in which Mark D. Balk and Darline M. Lewis are attorneys, and members of the Smith family, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Smith Family Group or between members of the Smith Family Group and any other person with respect to securities of the Company.

Item 7. Material To Be Filed As Exhibits.

Exhibit 99.1:	Agreement and Power of Attorney (incorporated by reference to the Agreement and Power of Attorney filed as Exhibit 99.1 to the Initial Statement on Schedule 13D filed on November 1, 1999).

Exhibit 99.2:	Stockholder Agreement, dated as of May 1, 2005, among Newton Acquisition, Inc., Newton Acquisition Merger Sub, Inc and the other parties signatory thereto.

Exhibit 99.3:	Agreement and Power of Attorney.

Table 5(a)

Beneficial Ownership of Shares and Percentage of Class B Common Stock

	Number of Shares	Percentage of class
Smith Family Group	6,038,586	31.1
Richard A. Smith (1)	3,161,092	16.3
Nancy L. Marks (2)	2,953,609	15.2
Susan F. Smith (3)	613,747	3.2
Cathy J. Lurie (4)	419,434	2.2
Jeffrey R. Lurie (5)	198,888	1.0
Amy Smith Berylson (6)	383,114	2.0
John G. Berylson (7)	211,067	1.1
Jennifer L. Berylson (8)	22,185	0.1
Robert A. Smith (9)	368,177	1.9
Dana A. Weiss (10)	169,849	0.9
Debra Smith Knez (11)	343,945	1.8
Brian J. Knez (12)	136,884	0.7
Mark D. Balk (13)	1,052,663	5.4
Darline M. Lewis (14)	192,832	1.0
Richard and Susan Family Foundation	4,000	*
Richard and Susan 1990 Charitable Trust	6,500	*
Nancy Lurie Marks Family Foundation	31,000	0.2
C.J.L. Charitable Foundation	7,809	*
Amy Smith and John G. Berylson Charitable Foundation	15,500	*
Robert and Dana Smith Charitable Foundation	31,000	0.2
Knez Family Charitable Foundation	31,000	0.2
A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68	10,388	*
Smith Management Company Trust	189,770	1.0
Marian Realty Company Trust	86,991	0.4

*	Less than 0.1%

(1)	The beneficial ownership figures for Richard A. Smith include 2,629,625 shares held by trusts of which Richard A. Smith is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Richard A. Smith is a trustee, 6,500 shares held by Richard and Susan Smith 1990 Charitable Trust of which Richard A. Smith is a trustee, 189,770 shares held by Smith Management Company Trust, and 86,991 shares held by Marian Realty Company Trust. Richard A. Smith disclaims beneficial ownership of 1,709,486 of the shares. This report shall not be deemed an admission that Richard A. Smith is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(2)	The beneficial ownership figures for Nancy L. Marks include 2,214,154 shares held by trusts of which Nancy L. Marks is a trustee, 31,000 shares held by Nancy Lurie Marks Family Foundation of which Nancy Lurie Marks is a trustee and 86,991 shares held by Marian Realty Company Trust. Nancy L. Marks disclaims beneficial ownership of 1,314,516 of the shares. This report shall not be deemed an admission that Nancy L. Marks is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(3)	The beneficial ownership figures for Susan F. Smith include 325,081 shares held by trusts of which Susan F. Smith is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Susan F. Smith is a trustee, 6,500 shares held by Richard and Susan Smith 1990 Charitable Trust of which Susan F. Smith is a trustee and 10,388 shares held by A-D-R Charitable Foundation and Trust U/D/T 11/1/68. Susan F. Smith disclaims beneficial ownership of 201,668 of the shares. This report shall not be deemed an admission that Susan F. Smith is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(4)	The beneficial ownership figures for Cathy J. Lurie include 380,625 shares held by trusts of which Cathy J. Lurie is a trustee, 7,809 shares held by C.J.L. Charitable Foundation of which Cathy J. Lurie is a trustee and 31,000 shares held by Nancy Lurie Marks Family Foundation of which Cathy J. Lurie is a trustee. Cathy J. Lurie disclaims beneficial ownership of 222,602 of the shares. This report shall not be deemed an admission that Cathy J. Lurie is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(5)	The beneficial ownership figures for Jeffrey R. Lurie include 20,056 shares held by Jeffrey R. Lurie as a guardian of the property of his children, 31,000 shares held by Nancy Lurie Marks Family Foundation of which Jeffrey R. Lurie is a trustee and 3,205 shares held by Philadelphia Eagles, Inc. Jeffrey R. Lurie disclaims beneficial ownership of 51,056 of the shares. This report shall not be deemed an admission that Jeffrey R. Lurie is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(6)	The beneficial ownership figures for Amy Smith Berylson include 175,824 shares held by trusts of which Amy Smith Berylson is a trustee, 15,500 shares held by Amy Smith and John G. Berylson Charitable Foundation of which Amy Smith Berylson is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Amy Smith Berylson is a trustee and 13,372 shares held by Amy Smith Berylson as a guardian of the property of her children. Amy Smith Berylson disclaims beneficial ownership of 32,872 of the shares. This report shall not be deemed an admission that Amy Smith Berylson is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(7)	The beneficial ownership figures for John G. Berylson include 178,099 shares held by trusts of which John G. Berylson is a trustee, 15,500 shares held by Amy Smith and John G. Berylson Charitable Foundation of which John G. Berylson is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which John G. Berylson is a trustee and 13,372 shares held by John G. Berylson as a guardian of the property of his children. John G. Berylson disclaims beneficial ownership of 210,971 of the shares. This report shall not be deemed an admission that John G. Berylson is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(8)	The beneficial ownership figures for Jennifer L. Berylson 15,500 shares held by Amy Smith and John G. Berylson Charitable Foundation of which Jennifer L. Berylson is a trustee. Jennifer L. Berylson disclaims beneficial ownership of 15,500 of the shares. This report shall not be deemed an admission that Jennifer L. Berylson is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(9)

The beneficial ownership figures for Robert A. Smith include 168,656 shares held by trusts of which Robert A. Smith is a trustee, 31,000 shares held by Robert and Dana Smith Charitable Foundation of which Robert A. Smith is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Robert A. Smith is a trustee and 20,058 shared held by Robert A. Smith as a guardian of the property of his children. Robert A. Smith disclaims beneficial ownership of 55,058 of such shares. This report shall not be deemed an admission that Robert A. Smith is the beneficial owner of the disclaimed shares for purposes of Section 13 or any other purpose.

(10)	The beneficial ownership figure for Dana A. Weiss include 114,791 of shares held by trusts of which Dana A. Weiss is a trustee, 31,000 shares held by Robert and Dana Smith Charitable Foundation of which Dana A. Weiss is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Dana A. Weiss is a trustee and 20,058 shared held by Dana A. Weiss as a guardian of the property of his children. Dana A. Weiss disclaims beneficial ownership of all 169,849 of such shares. This report shall not be deemed an admission that Dana A. Weiss is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(11)	The beneficial ownership figures for Debra Smith Knez include 152,889 shares held by trusts of which Debra Smith Knez is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Debra Smith Knez is a trustee, and 31,000 shares held by Knez Family Charitable Foundation of which Debra Smith Knez is a trustee. Debra Smith Knez disclaims beneficial ownership of 35,000 of such shares. This report shall not be deemed an admission that Debra Smith Knez is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(12)	The beneficial ownership figures for Brian J. Knez include 96,597 shares held by trusts of which Brian J. Knez is a trustee, 4,000 shares held by Richard and Susan Smith Family Foundation of which Brian J. Knez is a trustee, and 31,000 shares held by Knez Family Charitable Foundation of which Brian J. Knez is a trustee. Brian J. Knez disclaims beneficial ownership of all 131,597 of such shares. This report shall not be deemed an admission that Brian J. Knez is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(13)	The beneficial ownership figure for Mark D. Balk include 1,011,275 shares held by trusts of which Mark D. Balk is a trustee, 31,000 shares held by Nancy Lurie Marks Family Foundation of which Mark D. Balk is a trustee and 10,388 shares held by by A-D-R Charitable Foundation and Trust U/D/T 11/1/68 of which Mark D. Balk is a trustee. Mark D. Balk disclaims beneficial ownership of all 1,052,663 of the shares. This report shall not be deemed an admission that Mark D. Balk is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.
(14)	The beneficial ownership figure for Darline M. Lewis consists of shares held by trusts of which Darline M. Lewis is a trustee. Darline M. Lewis disclaims beneficial ownership of all 192,832 of the shares. This report shall not be deemed an admission that Darline M. Lewis is the beneficial owner of the disclaimed shares for purposes of Section 13 or for any other purpose.

Table 5(b)

Beneficial Ownership of Common Stock

	Beneficial Ownership	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Smith Family Group	6,038,586	0	6,038,586	0	6,038,586
Richard A. Smith	3,161,092	244,206	2,916,886	0	3,161,092
Nancy L. Marks	2,953,609	717,880	2,235,729	0	2,953,609
Susan F Smith	613,747	448,558	165,189	0	613,747
Amy Smith Berylson	383,114	174,418	208,696	0	383,114
Robert A. Smith	368,177	144,463	223,714	0	368,177
Debra Smith Knez	343,945	156,056	187,889	0	343,945
Jeffrey R. Lurie	198,888	164,683	34,205	0	198,888
Cathy J. Lurie	419,434	13,039	406,395	0	419,434
John G. Berylson	211,067	96	210,971	0	211,067
Dana A. Weiss	169,849	0	169,849	0	169,849
Brian J. Knez	136,884	5,287	131,597	0	136,884
Jennifer L. Berylson	22,185	6,685	15,500	0	22,185
Mark D. Balk	1,052,663	0	1,052,663	0	1,052,663
Darline M. Lewis	192,832	0	192,832	0	192,832
Richard and Susan Family Foundation	4,000	0	4,000	0	4,000
Richard and Susan 1990 Charitable Trust	6,500	0	6,500	0	6,500
Nancy Lurie Marks Family Foundation	31,000	0	31,000	0	31,000
C.J.L. Charitable Foundation	7,809	0	7,809	0	7,809
Amy Smith and John G. Berylson Charitable Foundation	15,500	0	15,500	0	15,500
Robert and Dana Smith Charitable Foundation	31,000	0	31,000	0	31,000
Knez Family Charitable Foundation	31,000	0	31,000	0	31,000
A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68	10,388	0	10,388	0	10,388
Smith Management Company	189,770	0	189,770	0	189,770
Marian Realty Company	86,991	0	86,991	0	86,991

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 12, 2005

By:	/s/ Richard A. Smith

Richard A. Smith, individually and as

attorney-in-fact for each of

Nancy L. Marks,

Susan F. Smith,

Amy Smith Berylson,

Robert A. Smith,

Debra Smith Knez,

Jeffrey R. Lurie,

Cathy J. Lurie,

John G. Berylson,

Jennifer L. Berylson,

Dana A. Weiss,

Brian J. Knez,

Mark D. Balk,

Darline M. Lewis,

Richard and Susan Smith Family Foundation,

Richard and Susan Smith 1990 Charitable Trust,

Nancy Lurie Marks Family Foundation,

C.J.L. Charitable Foundation,

Amy Smith and John G. Berylson Charitable Foundation,

Robert and Dana Smith Charitable Foundation,

Knez Family Charitable Foundation,

A-D-R Charitable Foundation and Trust U/D/T dated 11/1/68,

Smith Management Company Trust and

Marian Realty Company Trust

ATTENTION:    Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).